FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	June	2015
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.

1.	BlackBerry and Cisco Sign Broad Patent Cross-Licensing Agreement	2.
2.	BlackBerry Appoints Dr. Laurie Smaldone Alsup to the Board of Directors	2.

Document 1

NEWS RELEASE

June 23, 2015

BlackBerry and Cisco Sign Broad Patent Cross-Licensing Agreement

Waterloo, Ontario and San Jose, CA - June 23, 2015 - BlackBerry Limited (NASDAQ: BBRY; TSX: BB) and Cisco (NASDAQ: CSCO) today announced that they have entered into a long-term patent cross-licensing agreement covering their respective products and technologies.

As part of the cross-licensing agreement, BlackBerry will receive a license fee from Cisco. Specific terms of the deal are confidential.

“Our agreement with Cisco underscores the value companies place on BlackBerry’s broad and foundational patent portfolio,” said Dr. Mark Kokes, Vice President of Intellectual Property and Licensing, BlackBerry. “With the agreement in place, BlackBerry and Cisco can focus on innovation and continued technical cooperation, allowing our companies more freedom to create leading products and services for customers without the potential for patent disputes.”

“Cross-licensing is an effective way for technology companies to assure freedom of operation and help remove concerns about patent litigation,” said Dan Lang, Vice President of Intellectual Property, Cisco. “This agreement recognizes Cisco’s patent portfolio, one that is regularly rated among the strongest in the telecommunications and networking industry. We look forward to continuing to innovate to meet the needs of our respective customers.”

BlackBerry and Cisco have a long history of technical cooperation and intend to further collaborate under this agreement.

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.BlackBerry.com.

About Cisco
Cisco (NASDAQ: CSCO) is the worldwide leader in IT that helps companies seize the opportunities of tomorrow by proving that amazing things can happen when you connect the previously unconnected. For ongoing news please go to http://thenetwork.cisco.com.

Media Contact:
BlackBerry Media Relations
(519) 888-7465 x77273
mediarelations@BlackBerry.com

Cisco Public Relations:
Robyn Blum
+1 408 853 9848
rojenkin@cisco.com

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Document 2

NEWS RELEASE

JUNE 23, 2015

FOR IMMEDIATE RELEASE

BlackBerry Appoints Dr. Laurie Smaldone Alsup to the Board of Directors

Waterloo, ON - BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in mobile communications, today announced that it has appointed Laurie Smaldone Alsup, M.D., President and Chief Scientific Officer of PharmApprove, to the Company’s Board of Directors, with effect as of the end of BlackBerry’s annual and special shareholder meeting today. Dr. Smaldone Alsup will also serve as a member of the audit and risk management committee of the Board of Directors, taking over from current director Claudia Kotchka, who is not standing for re-election at the shareholder meeting.

“I am pleased to welcome Dr. Laurie Smaldone Alsup to our Board of Directors. Dr. Smaldone Alsup’s expertise in the pharmaceutical industry aligns very well with our focus on regulated industries, and will be a great benefit to BlackBerry and to the Board,” said John Chen, Executive Chairman and CEO of BlackBerry.

With the addition of Dr. Smaldone Alsup, the Company’s Board of Directors remains at seven members, six of whom are independent members.

Dr. Smaldone Alsup has 25 years of executive leadership experience in drug development, regulatory strategy, and regulatory approvals in the pharmaceutical and biotechnology industries. She is President and Chief Scientific Officer of PharmApprove, a strategic, regulatory, and scientific communications consultancy to the pharmaceutical and biotech industries in the US, Canada and Europe. She previously served in clinical and regulatory roles of increasing responsibility and scope while at Bristol Myers Squibb, including Senior Vice President of Global Regulatory Science, Vice President of Infectious Diseases Clinical Research, and also as Director of Cancer Clinical Research. She has led the development and commercialization of drugs for life threatening and chronic diseases including cancer, HIV/AIDS, viral and bacterial infection, cardiovascular, endocrine, neuroscience, dermatology, inflammatory and immune-based diseases. In addition, she served as CEO of Phytomedics, an early stage biopharmaceutical company focused on arthritis and inflammation.

Dr. Smaldone Alsup received her M.D. degree at Yale University, where she completed her residency in Internal Medicine and fellowship in Medical Oncology.
About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.BlackBerry.com.

Media Contact:
BlackBerry Media Relations
(519) 888-7465 x77273
mediarelations@BlackBerry.com

Investor Contact:
BlackBerry Investor Relations
(519) 888-7465
investor_relations@BlackBerry.com

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SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	June 23, 2015	By:	/s/ James Yersh
(Signature)
James Yersh Chief Financial Officer